

Mail Stop 4720

May 9, 2017

<u>Via E-mail</u>
Nina Gupta
Chief Legal Officer
Victory Capital Holdings, Inc.
4900 Tiedeman Road, 4th Floor
Brooklyn, OH 44144

     Re: **Victory Capital Holdings, Inc.**
                   Draft Registration Statement on Form S-1
                   Submitted April 12, 2017
                   CIK No. 0001570827

Dear Ms. Gupta:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary

Our Business

Our Franchises, page 4

2.   Please refer to the third paragraph under this heading. Please elaborate on your ability
        and responsibility to monitor your Franchises' investment positions and how this
        monitoring relates to a Franchises' investment autonomy. For example, it appears that
        each Franchise develops its own investment mandate – is that mandate developed through
        your collaboration with each respective CIO, and do you ultimately have to approve these
        mandates?

Integrated Distribution, Marketing and Operations

Retail Sales, page 5

3.   Please provide examples of some of the "largest platforms in [y]our retain channel" with
        which you have development relationships and expand your disclosure to explain
        whether they represent long-standing relationships. To help provide context related to
        disclosure about 14 "major" U.S. intermediary platforms and 13 of the "largest"
        retirement platforms, please include disclosure supporting your funds being
        recommended and/or your products being approved by these significant market players.

Competitive Strengths

Proven Acquirer with Compelling Proposition, page 7

4.   To help investors properly ascertain why "$7.5 million in one-time expenses as of
        December 31, 2016 to achieve [expense] synergies" in connection with your acquisition
        of RS Investments, represents a reasonable expense, please revise to provide the criteria
        against which you made this assessment.

Attractive Financial Profile, page 8

5.   We note that your average fee rate increased by approximately 11% from 2013 as a result
        of your focus on products with higher fee rates. Please disclose whether this average fee
        rate calculation is AUM-weighted or equal-weighted. Please further disclose the degree
        to which any of your Franchises have decreased fee rates since 2013.

Our Growth Strategy

Pursue Disciplines Acquisitions, page 9

6.   We note your disclosure that you "have a pipeline of potential acquisition candidates."
Please disclose the status of any discussions, agreements, or understandings with these
candidates.

Current Structure and Organization, page 10

7.   Please include another diagram outlining the share ownership and voting power of your
capital stock following this offering.

Summary Risk Factors, page 11

8.   Please add a bullet point related to your substantial indebtedness or explain why you do
not believe this risk to represent a significant challenge. In addition, please revise your
"Our substantial indebtedness may expose us to material risks" disclosure on page 32 to
state whether or not you are currently in compliance with the financial and operating
covenants under your existing credit agreement.

Summary Consolidated Financial and Other Date, page 17

9.   Please revise note 11 on page 19 to clarify why you are adding back the annual incentive
compensation paid in excess of the expected pre-incentive earnings pool percentage.
Additionally, please tell us whether this adjustment consists entirely of non-cash
compensation or whether a portion of this adjustment includes a cash payment.

Capitalization, page 48

10.   We note your capitalization table on page 49 shows the actual amount for Debt (Credit
Facility) of $442,127. Please clarify how this amount was determined.   For example, we
note per your table of contractual obligations on page 72 that principal payments on
borrowings is in the amount of $438,627 as of December 31, 2016, and your consolidated
balance sheet on page F-3 shows the amount of $418,528 for your long-term debt.
Please advise, and consider adding a footnote describing how this amount was derived.

Unaudited Pro Forma Condensed Combined Financial Information, page 52

11.   Please revise to present historical and pro forma earnings per share data in the pro forma
statement of operations.

12.   Please revise to present the number of shares used to compute per share data in the pro
forma statement of operations or in the notes.

Supplemental Non-GAAP Financial Information, page 68

13. It appears that "Adjusted EBITDA" and "Adjusted Net Income" are performance and liquidity measures and appear to exclude cash charges (e.g. acquisition, restructuring and exit costs, debt issuance costs, and as applicable, compensation in excess of expected levels). Please tell us how you considered the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K that prohibits excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner from liquidity measures. Refer to Question 103.01 of the Compliance and Disclosure Interpretations for additional guidance.

Business

Overview, page 77

14. Please disclose the source for the fee comparison of the funds launched in 2011 and 2016 discussed on page 78. Please also support your rankings of ETF issuers discussed on page 83 and to the extent practicable, please update this information as of a more recent date if these rankings have materially changed.

Our Franchises

Non-Franchise/Subadvisory Relationships, page 86

15. Please disclose the material terms of your arrangements with the non-franchise/subadvisors.

Our Products and Investment Performance

Investment Performance, page 87

16. To help investors better assess your outperformance versus a respective benchmark, please address the following:

- Please identify the benchmarks against which you measure each of your Franchises' performance. If during the course of the 10-year look back you have changed or replaced a benchmark, please explain how that event would have affected specific performance.
- Please explain whether in your internal performance tracking you have adopted both approaches (i.e., AUM-Weighted and Equal Weighted") in equal measure. If so, please explain the difference between the two, capturing also the pros and the cons of each approach.

- It appears that your strategies' performance by AUM over the ten-, five-, and three-year periods ending December 31, 2016 includes performance by your 11 Franchises prior to them being acquired. Please disclose if you have made any material assumptions reflected in the graphical presentation to account for these Franchises not being consolidated during that period. Please also disclose how the disclosure accounts for strategies and/or products implemented well after December 31, 2006.

Executive Compensation

Compensation of our Named Executive Officers

Narrative to Summary Compensation Table

Annual Bonus Plan, page 105

17. We note you disclose that none of your NEOs received any annual stock bonuses in 2016. Please reconcile this disclosure with your disclosure related to Mr. Brown's employment agreement on page 104, stating that his annual bonus is payable 50% in fully vested equity.

18. Similarly, please explain the discrepancy between disclosure that Mr. Brown did not have a target bonus for 2016, with disclosure on page 104 stating that under the terms of his employment agreement, Mr. Brown is eligible for an incentive award with an annual target of $1.2 million.

Consolidated Statements of Changes in Stockholders' Equity, page F-6

19. We note you disclose a $2.3 million and $1.3 million reduction to equity related to "Equity awards modified to liabilities" for the years ended December 31, 2016 and 2015. We also note a payment of $4.6 million in 2016 in your statement of cash flows related to these modifications. Please tell us the facts and circumstances related to these modifications, how you accounted for them including the impact to your balance sheet and income statement and the accounting guidance on which you relied. Please ensure your filing includes appropriate information related to these transactions to provide investors with sufficient information to understand your financial results.

Note 2. Significant Accounting Policies

Revenue Recognition

Investment Management Fees, page F-10

20.   We note your disclosure that performance-based investment management fees are
        accrued only when revenue recognition standards are met, including the amount of
        revenue being fixed or determinable and collectability being reasonably assured.   Please
        clarify whether your policy requires that the performance period be complete and no
        longer subject to adjustment prior to recognizing any revenue.

Recent Accounting Pronouncements, page F-19

21.   We note your disclosure on page 13 that you have elected to take advantage of the
        extended transition period for complying with new or revised accounting standards,
        allowing you to delay the adoption of some accounting standards until those standards
        would apply to private companies.   For each recently issued accounting standard that
        you elect to take advance of the extended transition period, please also revise to disclose
        the date that the standard is required to be adopted by a non-emerging growth company,
        in addition to the date you have disclosed that you will adopt the standard as an emerging
        growth company.

22.   We note your disclosure that ASU 2016-09 on stock compensation is effective for fiscal
        years beginning after December 15, 2018. However, it appears the effective date for a
        non-emerging growth company is for annual periods beginning after December 15, 2017.
        Please advise, or revise.

Note 12. Equity Method Investment, page F-36

23.   Please tell us how you determined you had significant influence over operating and
        financial policies of Cerebellum and that the equity method of accounting was
        appropriate. Specifically tell us how you considered the put and call options in your
        accounting determination and provide supporting accounting guidance.

24.   Please revise to disclose the reasons why the equity method is appropriate for your
        investment in Cerebellum. Refer to ASC 323-10-50-3-a.2 for guidance.

25.   To the extent your investment in Cerebellum is material, please disclose summarized
        financial information of Cerebellum. Refer to ASC 323-10-50-3-c for guidance.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Stephanie L. Sullivan, Senior Technical and Policy Advisor, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: David K. Boston, Esq.